January 24, 2017
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re: MAG Silver Corp., File No. 001-33574
   Form 40-F for the Year Ended December 31, 2015 and our response dated December 6, 2016

Dear Mr. Decker:

We are in receipt of your follow up letter dated December 20, 2016.  To address the Staff's follow up comments and request for additional clarification, we provide the following written response.  For your convenience, the Staff's follow up comments are included below and the responses of MAG Silver Corp. ("MAG" or the "Company") follow thereafter.
Staff Follow Up Comment No. 1:
Your response to comment 1 indicates that Ejido Benito Juarez controls the surface rights for a significant portion of the Cinco de Mayo Property.  Please tell us and disclose how you concluded that you have the legal right to explore the  Cinco de Mayo Property without this surface access permission.

Company's Response to Staff Follow Up Comment No. 1:
As noted in the Company's original response, the Company owns and maintains 29 mineral concessions for an extended period of time (remaining 33-45 years prior to expiry), which are in good standing.  In concluding that the Company has the legal right to explore these concessions, the Company relies on the following factors:

1.
Mining Concessions issued by the Mexican General Bureau of Mining of the Ministry of Economy and recorded with the Public Registry of Mining in Mexico, by law grant the holder the exclusive legal right to carry out exploration and exploitation works within the mining lots that are covered by the Mining Concessions.  The Company's Mexican legal counsel (Creel/abagados, Paseo de los Tamarindos 400B piso 29, Bosques de las Lomas, 05120 Mexico, D.F.) has confirmed this in a letter attached as Appendix A.

Specifically, they confirm "that in accordance with the relevant provisions of the Mexican Mining Law and its Regulations, the holder of the Mining Concessions has, among others, the following legal rights: The right to carry out exploration and exploitation works within the mining lots that are covered by the Mining Concessions….."  They go on to confirm, that even though the Company "has not entered into a surface access agreement (or similar) with the surface owners of the land where a portion of the Mining Concessions are located within, such fact does not affect the legal right….to explore and exploit them…"

2.
Consistent with the premise laid out in (1) above, exploration on concessions beneath the Ejido Benito Juarez ("EBJ") surface rights, could be undertaken by the Company through underground access to the mineral concessions. An access portal could be developed commencing from surface areas outside the EBJ ground, and underground exploration could commence once the underground ramp reached the mineral concessions.  Legally this is an option, however the Company believes this is not the most cost and time effective method of exploration.  The Company prefers to resume direct surface-based exploration on the affected concessions once it restores the EBJ surface access to that portion of the property.

3.
The Cinco de Mayo Project is a 25,000 hectare district scale project, consisting of four major mineralized zones: the Upper Manto silver-lead-zinc body; the Pegaso deep discovery; the non-core Pozo Seco high grade molybdenum-gold resource area; and the surrounding Cinco de Mayo exploration area.  Although the Upper Manto and Pegaso Zone are located on the portion of the property where the EBJ controls the surface rights, the Cinco de Mayo concession package extends beyond the Upper Manto and Pegaso Zones into areas where the surface rights are not controlled by the EBJ - including areas of some prior drilling successes and where over 40% of all drilling on the property has been undertaken.

This portion of the property (representing over 40% of all drilling on the property) is not surface access restricted, and exploration from surface could resume at the Company's discretion.  However, given the sensitivities to the current EBJ process, the Company prefers to resume surface-based exploration in these non-EBJ areas only once it restores the EBJ surface access to the remainder of the property.

The Company has therefore concluded, that based on:
•	the legal rights bestowed by the granting of concessions under Mexican Law;
•	the fact that the mineral concessions can be explored via indirect access originating from outside the EBJ surface areas; and,
•	that much of the Cinco de Mayo property has surface rights not controlled by the EBJ;

the Company maintains the legal right to explore its concessions on the Cinco de Mayo property.

Staff Follow Up Comment No. 2:
You have capitalized legal, community and other consultation costs as part of your exploration and evaluation assets related to the Cinco de Mayo property. Please tell us in greater detail the nature and amounts of the various subcategories of expenditures included in this line item for each period presented in your Form 40-F and the latest 2016 interim period. Please also tell us and revise your disclosures to clarify:
•	how each of these subcategories of expenditures constitutes one of the types of exploration and evaluation expenditures included in your current accounting policy disclosures in Note 2(g) and
•	the degree to which each subcategory of expenditures can be associated with finding specific mineral resources.

Refer to paragraphs 9 and 13 of IFRS 6.

The Company's Response to Staff Follow Up Comment No. 2:
(i) For the periods in question, the various subcategories of expenditures included in "legal, community and other consultation costs" are itemized in Appendix B, and they include:

•	an agrarian legal specialist and other lawyers;
•	other professional services, including environmental and logistical work, surveyors and project management;
•	community expenditures, including 6-12 field workers providing community services and educating them on the Company's planned operations;
•	a variety of consultants, specializing in community, political and Ejido strategy, and Government relations;
•	direct services of the Company's Chief Exploration Officer, Dr. Peter Megaw; and,
•	some travel and meeting expenses.

The main focus of work has been preparation for negotiations with the local EBJ, which has included meetings with State and Federal authorities, and several legal, community and Government relations advisors in Mexico.  These activities have been undertaken as the Company continues its efforts to obtain a renewed surface access agreement with the local EBJ, in order to fulfill the requirements to obtain a Soil Use Change permit.  This would allow the Company to resume direct surface-based exploration on the affected concessions, which the Company believes is the most cost and time effective method of exploration for this property.

(ii) The subcategories of expenditures included in "legal, community and other consultation costs" (as itemized in Appendix B) have been capitalized by the Company as exploration and evaluation assets, as per our relevant accounting policy Note 2(g).

Paragraph 9 of IFRS 6 states:  "An entity shall determine an accounting policy specifying which expenditures are recognised as exploration and evaluation assets and apply the policy consistently. In making this determination, an entity considers the degree to which the expenditure can be associated with finding specific mineral resources." It then goes on to provide a non-exhaustive list of examples, which is what the Company's accounting policy is based on.

Excerpts from Note 2(g) of the Company's audited financial statements for the year ended December 31, 2015 are as follows:

2 (g)  Exploration and evaluation assets (excerpts only)

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights ….

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

IFRS 6, Paragraph 6 states "When developing its accounting policies, an entity recognising exploration and evaluation assets shall apply paragraph 10 of IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors."  IAS 8, Paragraph 10 notes that "In the absence of an IFRS that specifically applies to a transaction, other event or condition, management shall use its judgement in developing and applying an accounting policy…."

The Company has used its judgement in capitalizing the legal, community and other consultation costs referenced above, as all these costs were and are being incurred in order to re-establish the surface access required to obtain a Soil Use Change permit.  Permits are a part of the exploration process, and are required to conduct further exploratory drilling, trenching and sampling, as per its accounting policy on exploration and evaluation assets.

The Company has also applied  its accounting policy on Exploration and Evaluation assets consistently since the surface access issue arose, and prior, with respect to permit acquisition costs.  In other words, the costs leading up to obtaining permits in all the past drilling on the property have been capitalized.

In order to clarify and better define the Company's capitalization policy with respect to exploration and evaluation assets, the Company will amend its relevant accounting policy disclosure in all future filings, commencing with the Annual Consolidated Financial Statements for the year ended December 31, 2016.  Specifically, in the Summary of Significant Accounting Policies, with respect to 'Exploration and Evaluation Assets,' the Company will enhance the disclosure as follows:

2 (g)  Exploration and evaluation assets (excerpts only with changes indicated by underline)

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights ….

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

iii) The degree to which the subcategories of expenditures included in "legal, community and other consultation costs" (as itemized in Appendix B) can be associated with finding specific mineral resources, is also based on the fact that all these costs were and are being incurred in order to re-establish the surface access required to obtain a Soil Use Change permit.  The Soil Use Change permit is required in order for the Company to conduct further exploratory drilling, trenching and sampling, in a manner that it deems most cost effective and time efficient, in order to find additional mineral resources.

The Cinco de Mayo Project is a 25,000 hectare district scale project, consisting of four major mineralized zones: the Upper Manto silver-lead-zinc body, with an inferred mineral resource(1); the Pegaso deep discovery; the non-core Pozo Seco high grade molybdenum-gold resource area (with an inferred and indicated mineral resource(1)); and the surrounding Cinco de Mayo exploration area.  The legal, community and other consultation costs incurred to obtain the Soil Use Change permit, will allow the Company to continue its exploration drilling on the property, and expand existing and or find new mineral resources within the concessions.

(1) Cautionary Note to Readers Concerning Estimates of Indicated and Inferred Mineral Resources
This response letter uses the terms "Indicated Mineral Resources" and "Inferred Mineral Resources".  MAG advises readers that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Readers are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a "Preliminary Economic Assessment" as defined under NI 43-101.  Readers are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Should you require any further information, please do not hesitate to enquire.  Thank you.

Yours truly,

Signed "Larry Taddei"
_____________________________________________
Larry Taddei
Chief Financial Officer
MAG SILVER CORP.

APPENDIX A – LETTER FROM MEXICAN COUNSEL

Teléfono Directo:
+52 (55) 1167-3005
Correo Electrónico:
jose.ruiz@creelabogados.com

January 24, 2017

MAG Silver Corp.
Suite 770, 800 West Pender
Vancouver, BC V6C 2V6
Canada

Attention: Mr. Larry Taddei
Re: Cinco de Mayo Project.
Dear Sirs,
We make reference to the mining concessions that are listed in Exhibit "A" hereto and that comprise the mining project identified as Cinco de Mayo, located in the municipality of Buenaventura, State of Chihuahua (the "Mining Concessions"), which are owned by or optioned to Minera Pozo Seco, S.A. de C.V. ("Pozo Seco"), a wholly owned subsidiary to MAG Silver Corp.
The Mining Concessions were issued by the General Bureau of Mining of the Ministry of the Ministry of Economy and are recorded with the Public Registry of Mining.
In such regard, we hereby confirm you that in accordance with the relevant provisions of the Mexican Mining Law and its Regulations, the holder of the Mining Concessions has, among others, the following legal rights:
I.	The right to carry out exploration and exploitation works within the mining lots that are covered by the Mining Concessions;

II.	To dispose of the mineral products obtained from such lots as result of the works that are carried out during the term of existence of the Mining Concessions; and

III.	To dispose of the earth/land that is located within and under the surface covered by the Mining Concessions, unless they belong to another mining concession in force.

As we have not been asked to provide an ownership opinion, we express no opinion in connection with the ownership of the Mining Concessions nor with respect to their current status.

Please note that even though Pozo Seco has not entered into a surface access agreement (or similar) with the surface owners of the land where a portion of the Mining Concessions are located within, such fact does not affect the legal right for Pozo Seco to explore and exploit them as holder of such rights as granted under the Mexican Mining Law.

Please feel free to contact us with any questions or comments you may have.

Sincerely,

Signed "José Ruíz López"

José Ruíz López

Exhibit "A"

List of Mining Concessions
Cinco de Mayo Project

#	Title No.	Name of Lot
1	228487	Camarada
2	216086	Cinco de Mayo
3	221884	Cripto
4	229222	Daniel
5	229249	Daniel 1
6	222251	Don José
7	235685	Don José II
8	235711	Don José II Fracc. 1
9	235712	Don José II Fracc. 2
10	224331	Don José III
11	209293	Don José III Fracc. 2
12	218474	Don José IV Reducción
13	212878	Don José V
14	236414	Don José VI
15	237045	Don José VII
16	237692	Don José VIII
17	224252	Don Roberto
18	228723	El Chinacate
19	221877	El Manzanillo

20	230475	El Plomo
21	229744	Independencia
22	221881	Josefina I
23	230454	La Amistad
24	220802	La Fortuna
25	228746	La Fortuna
26	221879	La Fortuna I
27	230455	La Mary
28	228747	La Sinforosa
29	228148	Tres Amigos

APPENDIX B – MAG's Cinco de Mayo project: capitalized Exploration and Evaluation expenditures for the year ended 2015 and the 9 months ended September 30, 2016, including additional breakdown on 'Legal, community and other consultation costs.'

Expressed in 000's of US$
		Year ended	Nine months ended
Cinco de Mayo Capitalized Exploration and		December 31,	September 30,
Evaluation Expenditures		2015	2016

Acquisition costs of mineral rights		$123	$-
Camp costs, travel & transport		167	73
Geological & geophysical		54	23
Land taxes and gov't fees		266	256
Legal, community and other consultation costs	(1)	921	503
Total for the period		$1,531	$855

Expressed in 000's of US$		Year ended	Nine months ended
(1) Legal, community and other consultation costs		December 31,	September 30,
consultation costs		2015	2016
Legal Expenditures
Agrarian Legal Specialist		55	15
General Lawyer		26	14

Other Professional Services		77	48
Community Expenditures		138	36
Consultants
Community, political and ejido strategist		190	118
Community services strategist and Government relations		65	27
Political strategists		174	185
Strategy and local intelligence gathering		122	34

Chief Exploratrion Officer - MAG Silver Corp		21	13
Meetings, travel and expenses		52	14

Total for the period		$921	$503